UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31188V100

(CUSIP Number)

February 28, 2020

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188V100

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,886,229*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,886,229*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,886,229*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%**
12	TYPE OF REPORTING PERSON PN

*	As of March 5, 2020. 6,424,583 shares of Common Stock as of February 28, 2020.
*

As of March 5, 2020. 9.0% as of February 28, 2020. Both calculations are based on 71.4 million shares of Class A common stock, $0.00002 par value per share (the “Common Stock”), outstanding as of February 28, 2020, as reported in Fastly, Inc.’s (the “Issuer”) Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on March 4, 2020.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 210,821*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 210,821*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 210,821*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%**
12	TYPE OF REPORTING PERSON PN

*	As of March 5, 2020. 197,048 shares of Common Stock as of February 28, 2020.
**

As of February 28, 2020 and March 5, 2020. Both calculations are based on 71.4 million shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on March 4, 2020.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,097,050*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,097,050*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 7,097,050*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON OO

*

As of March 5, 2020, and consisting of 6,886,229 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 210,821 shares of Common Stock held by Abdiel Capital, LP. 6,621,631 shares as of February 28, 2020, consisting of 6,424,583 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 197,048 shares of Common Stock held by Abdiel Capital, LP.

**

As of March 5, 2020. 9.3% as of February 28, 2020. Both calculations are based on 71.4 million shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on March 4, 2020.

CUSIP No. 31188V100

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,097,050*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,097,050*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 7,097,050*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON PN, IA

*

As of March 5, 2020, and consisting of 6,886,229 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 210,821 shares of Common Stock held by Abdiel Capital, LP. 6,621,631 shares as of February 28, 2020, consisting of 6,424,583 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 197,048 shares of Common Stock held by Abdiel Capital, LP.

**

As of March 5, 2020. 9.3% as of February 28, 2020. Both calculations are based on 71.4 million shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on March 4, 2020.

CUSIP No. 31188V100

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,097,050*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,097,050*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 7,097,050*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%**
12	TYPE OF REPORTING PERSON IN

*

As of March 5, 2020, and consisting of 6,886,229 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 210,821 shares of Common Stock held by Abdiel Capital, LP. 6,621,631 shares as of February 28, 2020, consisting of 6,424,583 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 197,048 shares of Common Stock held by Abdiel Capital, LP.

**

As of March 5, 2020. 9.3% as of February 28, 2020. Both calculations are based on 71.4 million shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on March 4, 2020.

CUSIP No. 31188V100

EXPLANATORY NOTE

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 13, 2019 (the “Original Schedule 13G”), Amendment No. 1 thereto filed on February 14, 2020 (“Amendment No. 1”) and Amendment No. 2 thereto filed on March 2, 2020 (“Amendment No. 2” and, together with the Original Schedule 13G and Amendment No. 1, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

Based on the shares of Common Stock outstanding reported in Amendment No. 2 as of February 21, 2020, as provided by the Issuer to the Reporting Persons on February 25, 2020, the Reporting Persons would have first crossed 10% beneficial ownership on February 28, 2020. However, based on the 71.4 million shares of Common Stock that were reported by the Issuer to be outstanding as of February 28, 2020 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “10-K”), the Reporting Persons did not beneficially own 10% or more of the outstanding shares of Common Stock on such date and, therefore, the Reporting Persons were not required to file Amendment No. 2. As a result, this Amendment No. 3 to Schedule 13G (“Amendment No. 3”) is being filed to correct the Reporting Persons’ beneficial ownership percentages as of February 28, 2020, resulting from an increase in the number of shares of Common Stock outstanding as reported in the Issuer’s 10-K. This Amendment No. 3 also reports the amount of shares of Common Stock and the percentages of the outstanding shares of Common Stock beneficially owned by each of the Reporting Persons as of March 5, 2020.

AMENDMENT NO. 3 TO SCHEDULE 13G

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 3 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 31188V100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020

ABDIEL QUALIFIED MASTER FUND, LP

By: Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By: Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By: Abdiel Capital Partners, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually